Exhibit 99.1

The9 Signed a Legally Binding Term Sheet with a Leading AI SaaS Legal Service Platform 365LAWHELP.COM

Shanghai, China, February 21, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a legally binding term sheet (the “Term Sheet”) with Zhejiang Fazhidao Information Technology Co., Ltd. (“Fazhidao”) to purchase 19% shares of Fazhidao by cash and issuance of The9’s restricted shares. The9 is also granted a purchase option to purchase up to 51% of the total shares of Fazhidao, based on a valuation calculated as 7 times of Fazhidao’s audited annual profit after tax, provided that such valuation should be higher than US$80 million.

Established in 2019, Fazhidao owns and operates 365LAWHELP.COM and mobile app FaBaoWang, a leading artificial intelligence (AI) Software as a service (SaaS) legal service platform in China. It has more than 120,000 cumulative paid subscribers from large companies to micro companies and individuals. The gross sales were over US$50 million in 2023. 365LAWHELP.COM has provided more than 100 million times services to customers cumulatively. It has created large-scale AI legal models based on 13 billion model parameters, collecting historical legal service interactive data with the dynamic growth of more than 100,000 new consultation conversations data used for machine learning every day. Daily service data feeds back to the large-scale AI legal model at the same time, continuously improving the service quality.

365LAWHELP.COM develops AI legal Generative Pre-trained Transformer (Gpt) which provides the legal advice that complies with the laws and regulations based the platform's real-time data. Based on database cases and AI model calculations, precaution measures and potential solutions are provided. Also future event development is predicted for customers to plan in advance develop forecasts and feasibility plans. The platform also provides the highest level of confidentiality for all customers’ information. The services offered include professional online legal consultation, one-stop enterprise-specific compliance services, tax consulting services, contract customization and review, electronic signatures, contract template download, legal letter submission, litigation document drafting and risk management and control solutions for enterprises’ modules including human resources, finance, administration and intellectual property.

Pursuant to the Term Sheet, The9 will pay cash consideration of US$1 million and will issue restricted Class A ordinary shares to Fazhidao with the value of US$14.2 million. The value of each share will be determined by the average closing price of The9 ADS 20 trading days prior to the signing of the definitive agreement. A portion of restricted shares will be released from lock-up when the market capitalization of The9 will reach US$200 million, US$500 million and US$1 billion respectively. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Fazhidao completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of Fazhidao. Fazhidao may undergo certain restructuring to facilitate these conditions.

“We are the leading AI SaaS legal service platform in China. We are the pioneer in this industry to use AI and industry big data to address the legal needs for enterprises effectively and efficiently. With the storage of substantial volume of industry data and by leveraging AI legal models to support its legal technology services, our AI platform has becoming more and more powerful to provide our customers with convenient and professional services. Our proprietary AI SaaS legal technology has already obtained 52 Software invention patents, copyrights and trademarks in China. There are more than 50 million companies in China. Majority of these are micro companies without in-house legal counsel. In 2023, the legal service market in China was approximately US$40 billion. There is a big room for us to increase our paid subscribers in China to 1 million in 3 years. The legal service market in the U.S. is even much bigger, being approximately US$300 billion in 2023. We observed there are several AI legal platforms in the U.S. with shorter history than us and doing very well in the U.S. With the investment from The9, we are going to strengthen our proprietary development ability and we are confident to safeguard our leading position in China and seek for global expansion in future. Our vision is to use AI legal technology to serve the billion individual and corporate markets in China and the U.S. through continued and focused AI legal technology improvement, and to deliver efficient, professional and affordable AI legal solutions. Everyone will no longer have legal troubles,” said Mr. Junkai Li, founder and CEO of Fazhidao.

“We believe AI technology and application will bring revolutionary changes to almost every industry in the World. Therefore huge market opportunities will be created for many industries. This investment is part of The9's overall strategy to start with AI application business, including integrating AI technology into our business, partnering with other AI companies and investing and acquiring innovators who have developed their own AI applications,” said Mr. George Lai, CFO and Director of The9.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com